UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  June 30, 2011

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

iVoice, Inc.
Full Name of Registrant

Former Name if Applicable

750 Highway 34
Address of Principal Executive Office (Street and Number)

Matawan, NJ 07747
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)	The subject report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

(c)	Not applicable.

PART III — NARRATIVE

The Registrant has been unable to complete and file, when originally due, the Quarterly Report on Form 10-Q as a result of delays in completing the financial statements and the subsequent review by the Registrant’s independent accounting firm.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lawrence A. Muenz	(202)	728-2909
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☐	No	☑

iVoice, Inc.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2011	By:	/s/ Jerome Mahoney
		Name:	Jerome Mahoney
President and Chief Executive Officer